UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On July 14, 2026, Youxin Technology Ltd (the “Company”) signed a non-binding term sheet (the “Term Sheet”) with RiverBit Holding Limited (“RiverBit”), pursuant to which the Company intends to make a strategic investment in RiverBit and acquire a minority equity interest upon RiverBit’s achieving the operating milestones of an average of 2,000 daily users and exceeding US$100 million in daily trading volume within three months after its official launch.

Under the non-binding Term Sheet, upon RiverBit’s achievement of such milestones, and subject to due diligence and definitive agreements, the Company expects to initiate strategic investment process to acquire 10% of the equity interests in RiverBit on a fully diluted and as-converted basis unless otherwise agreed, based on a pre-agreed valuation of US$200,000,000 and expected aggregate purchase consideration of US$20,000,000, which may be satisfied through the issuance of Class A ordinary shares, cash, or a combination of both, subject to definitive transaction documents. The Term Sheet is non-binding, and the proposed transaction is subject to the completion of due diligence, the negotiation and execution of definitive transaction agreements, board approval, any required shareholder and Nasdaq Stock Market approvals, and other customary conditions. There can be no assurance that the Company and RiverBit will enter into definitive agreements or that the proposed transaction will be completed on the terms described herein or at all.

RiverBit is developing a decentralized perpetual contracts trading platform expected to launch in mid-August 2026. The planned platform is designed to support tokenized U.S. equity perpetual contracts, AI Agent-enabled trading strategies, blockchain-based self-custody and 24/7 on-chain trading and settlement capabilities, while seeking to provide continuous market access and price discovery through blockchain infrastructure.

On July 14, 2026, the Company issued a press release announcing the strategic investment intent with RiverBit. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the U.S. federal securities laws. These statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, and actual results may differ materially. These forward-looking statements are qualified in their entirety by the cautionary statements set forth under “Forward-Looking Statements” in the press release furnished as Exhibit 99.1 to this Report, which are incorporated herein by reference. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

Exhibit Index:

Exhibit No.	Description
99.1	Press Release, dated July 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: July 14, 2026	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer